                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A


                                 AMENDMENT NO. 1
                                       TO
                      APPLICATION UNDER SECTION 3(a)(1) OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                        Southern California Water Company
                           630 East Foothill Boulevard
                           San Dimas, California 91773



                               Agent for service:

                              McClellan Harris III
                        Southern California Water Company
                           630 East Foothill Boulevard
                           San Dimas, California 91773
                                 (909) 394-3600



                                   Copies to:

                                 C. James Levin
                                Terrence R. Allen
                              O'Melveny & Myers LLP
                              400 South Hope Street
                          Los Angeles, California 90071
                                 (213) 669-6000

                                Margaret A. Moore
                              Cynthia L. Ingersoll
                             Van Ness Feldman, P.C.
                       1050 Thomas Jefferson Street, N.W.
                             Washington, D.C. 20007
                                 (202) 298-1800

         This Amendment No. 1 to Southern California Water Company's Application under section 3(a)(1) is being filed for the purpose of amending and restating
Item 1, Item 5, and Item 6 as set forth below, filing additional exhibits, and redesignating Exhibits A and B as Exhibits G and H, respectively.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

I.       INTRODUCTION

         Southern California Water Company, a California corporation ("SCWC" or the "Company"), is a State-regulated public utility company principally engaged in providing water service to consumers in 10 California counties. The Company also operates a small electric utility distribution business serving consumers in San Bernardino County, California.

         SCWC is planning to reorganize into a holding company structure, in order to facilitate its plans for future growth while protecting the interests of its ratepayers. So as to permit the new holding company ("NEWCO")(1) to own SCWC's small electric business through a subsidiary company, SCWC is seeking an order from the Securities and Exchange Commission ("Commission") granting an exemption to NEWCO under section 3(a)(1) of the Public Utility Holding Company Act of 1935 ("PUHCA" or the "Act"), 15 U.S.C. Section 79c(a)(1) (1994), from all provisions of the Act except section 9(a)(2). As demonstrated below, NEWCO will meet the formal criteria for an exemption under section 3(a)(1) of the Act, and the requested exemption will not be detrimental to the public interest or the interest of investors or consumers.

II.      BACKGROUND

         A.       Description of SCWC

         SCWC was organized in 1929 as American States Water Service Company of California for the purpose of consolidating the ownership of 20 small California water utility companies. In the ensuing years, the Company has acquired other California water utility companies and a small electric utility distribution system. Today, SCWC provides water service to approximately 241,000 consumers in 75 California communities and electric service to approximately 20,500 consumers in one California community. In 1996, SCWC derived more than 92% of its revenues (about $139.9 million) from water sales and less than 8% (about $11.5 million) from electric sales. Approximately 7% of the Company's assets are devoted to its

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    (1) NEWCO has not yet been incorporated. SCWC will inform the Commission of
NEWCO's corporate name in its Rule 24 certificate.

electric business. As described below, the Company is regulated as a public utility in California.

         SCWC has one subsidiary, California Cities Water Company, a California corporation, which engages in certain unregulated businesses that, in the aggregate, generated a nominal amount of revenues during the 1996 fiscal year. SCWC is a registered company under the Securities Exchange Act of 1934 (the "1934 Act"). The Company is listed on the New York Stock Exchange under the trading symbol "SCW".

         B.       Bear Valley Electric System

         In 1935, SCWC acquired the Bear Valley Utility Company, a combined water and electric company. The acquired company's water operations were terminated in 1989; its electric power business is now operated as SCWC's Bear Valley Electric District ("Bear Valley"). Bear Valley serves a ski resort community surrounding Big Bear Lake in San Bernardino County. Most of its consumers are residential users, approximately two-thirds of whom are weekend or seasonal customers who reside in the Los Angeles and Orange County areas. Bear Valley is operated with about 31 employees.

         Bear Valley has no generating capacity; SCWC purchases all of its energy and capacity. The Company purchases Bear Valley's capacity primarily from Southern California Edison Company ("Edison"), and its energy from various suppliers through the services of ENOVA Energy Management Inc. SCWC owns and operates 28.7 miles of overhead 34.5 kV transmission lines, 0.6 miles of underground 34.5 kV transmission, 172.4 pole miles and 38.6 underground cable miles of 4.16 kV and 2.4 kV distribution lines, and 15 substations with a combined capacity of approximately 60,754 KVA. Bulk power is delivered to the Bear Valley distribution system through two radial transmission lines owned by Edison. The Bear Valley distribution system is not interconnected with any other transmission facilities.

         C.       Overview of State Regulation of SCWC

         The California Public Utilities Commission ("CPUC") regulates, on a comprehensive cost-of-service basis, both the water and the electric distribution business of SCWC. For rate-making purposes, the Company's service areas are grouped into 16 water districts and one electric district. In addition to regulating SCWC's rates, accounting practices, purchases and dispositions of utility properties, and extensions of service, the CPUC has authority over SCWC's securities issuances and other aspects of its business. In particular, the CPUC has the authority to review and approve or disapprove any corporate reorganization

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



proposed by SCWC. Currently, SCWC's utility business is confined exclusively to California.

         D.       Purpose of the Reorganization

         SCWC is exploring opportunities to expand. These opportunities include participation in a variety of unregulated businesses that are related to its current activities as a regulated water utility ("Water Related Businesses"). These businesses will take advantage of the knowledge and skill that SCWC's employees have developed operating the Company's water systems. In particular, SCWC is interested in operating and maintaining municipal water systems as a contract operator. The Company is also interested in pursuing opportunities in the planning and construction of new water systems, the rebuilding or rehabilitation of old water systems, and the provision of water treatment, wastewater collection, and wastewater treatment services in California or elsewhere. All of these Water Related Businesses will be functionally related to SCWC's present California water utility operations, in that each of these endeavors will take advantage of the expertise SCWC has developed in designing, constructing, renovating, operating, managing, and maintaining water utility systems.(2) SCWC also anticipates that it may seek to acquire or lease regulated water utility businesses outside of California ("Other Regulated Water Utilities").

         The Company believes that it will be in the best interests of its California ratepayers for NEWCO to operate the California utility, the Water Related Businesses, and the Other Regulated Water Utilities through separate corporate entities. The Company's preferred approach to accomplishing this objective is to reorganize the Company into a holding company structure consisting of NEWCO and two or more wholly-owned subsidiaries. One subsidiary ("Regulated Sub") will engage exclusively in regulated utility businesses in California, while one or more other subsidiaries will engage only in Water Related Businesses. One or more subsidiaries also may be formed to acquire and operate Other Regulated Water Utilities. The Company intends that NEWCO's business activities will be confined within these parameters.

--------

     (2) NEWCO's Water Related Businesses will be similar to the technological, operational, and management businesses in which registered holding companies are permitted to engage. See, e.g., American Electric Power Company, SEC PUHCA Release No. 22468, 1982 SEC LEXIS 1831 (1982); The Southern Company, SEC
Release No. 22132, 1981 SEC LEXIS 1078 (1981).  See also Rule 58(b)(1)(vii), 62
Fed. Reg. 7900 (Feb. 20, 1997).

III.     LEGAL ANALYSIS

         A.       Pertinent Statutory Definitions

         Section 2(a)(7) of the Act defines a public-utility holding company as "any company which directly or indirectly owns, controls, or holds with power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company," including an electric utility company. An "electric utility company" is defined in section 2(a)(3) as any company that owns or operates facilities used for, among other things, the distribution of electric energy for sale. Because Regulated Sub will have electric distribution facilities (albeit small in magnitude relative to its water utility facilities), it will be an electric utility company.(3) As the owner of all of Regulated Sub's voting securities, NEWCO will be a public-utility holding company.

         B.       Applicability of Section 3(a)(1) to NEWCO

                  1.       NEWCO Will Meet the Criteria Specified in Section
                           3(a)(1)

         Section 3(a)(1) of the Act authorizes the Commission to grant an exemption to a holding company where:

         such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized . . . .

NEWCO and Regulated Sub will be incorporated in California, and Regulated Sub's utility operations will be confined to California. Thus, NEWCO will, upon consummation of the contemplated reorganization, satisfy all explicitly prescribed requirements for an exemption under section 3(a)(1).

                  2. NEWCO's Exemption Will Pose No Regulatory Concerns for the Commission

--------

   (3) Regulated Sub's average annual gross sales of electric energy, while only a fraction of its average annual gross water sales, appears to prevent Regulated Sub from qualifying for the exclusion from the definition of "electric utility company" provided by Rule 7(a), 17 C.F.R. Section 250.7(a) (1996). Regulated Sub's electric sales will be approximately $11.5 million; and Rule 7(a) applies only to companies with sales of $5 million or less.

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         The Company is aware that the Commission has, in rare cases, questioned the qualifications of a diversified holding company for an exemption under section 3(a)(1) or 3(a)(2), in light of the "unless and except" clause of section 3(a).(4) This clause provides that an exemption permitted under one of the five subparagraphs of section 3 shall be granted "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers . . . ." Based on this preamble to section 3(a), the Commission has reserved the right to deny an exemption to an otherwise qualified holding company, or to terminate an exemption previously granted under section 3(a)(1) or 3(a)(2), if, as contemplated by section 3(c), the Commission finds that "circumstances which gave rise to the issuance of such order [granting exemption] no longer exist." As discussed below, neither the immediate nor long-range business plans contemplated for NEWCO will be detrimental to the public interest or the interest of investors or consumers.

         In this regard, the Company notes that NEWCO does not represent the kind of holding company whose operations Congress intended to burden when enacting PUHCA. PUHCA was enacted in substantial part because the State governments were perceived to lack sufficient authority to protect American investors and consumers from the abusive practices of complex public-utility holding company systems. Such practices, identified in section 1(b) of the Act, included the issuance of securities based on fictitious or unsound asset values, excessive leveraging, cross-subsidization of affiliates, pyramiding of voting control, and the growth and extension of holding companies bearing no relation to economic management and operation or the integration and coordination of related operating properties. The reorganization contemplated by SCWC does not present the potential for any such practices. SCWC's utility business is closely regulated by the CPUC, which regulation extends to, among other things, the Company's issuances of securities, rate setting, and acquisitions of other utility and nonutility companies. Furthermore, the Company is subject to the disclosure requirements and accounting standards of the Securities Act of 1933 and the 1934 Act.

         Indeed, the regulatory climate in which the Company operates is vastly different today than it was when PUHCA was enacted. The authority of the States to regulate the corporate activities of public-utility holding companies and their affiliates is now viewed much more broadly than at the time PUHCA was enacted. Today, State utility commissions such as the CPUC can effectively shield


--------

    (4) See Pacific Lighting Corp., 45 S.E.C. 152 (1973); Lykes Bros. Inc., 46 S.E.C. 1196 (1978).

ratepayers from the consequences of improvident investments by utility holding companies and prevent improper transactions among affiliates.(5)

         NEWCO's corporate structure and its continuing regulation by the CPUC will assure that NEWCO's formation and intended operations will cause no regulatory abuses that would be of concern to the Commission. Each of these mitigating factors is discussed in turn below.

                           a.       Separation of Corporate Functions

         In addition to facilitating, from a purely business perspective, the Company's expansion into non-public utility areas, SCWC's proposed reorganization will protect its ratepayers by providing a strict separation of NEWCO's State-regulated utility operations from its other business activities. This structure will facilitate State regulation of NEWCO's utility operations and enhance the CPUC's ability to assure that there is no cross-subsidization of business costs. It will also help to insulate Regulated Sub from the risks of other businesses to be operated under the holding company system. Moreover, as a result of the reorganization, management will be more accountable to shareholders, in that management will have specific responsibilities for each business function.

                           b.       Regulation by the California Commission

         Comprehensive regulation of SCWC, and then of Regulated Sub's relations with NEWCO, by the CPUC should ameliorate any concerns that the Commission may have concerning NEWCO's diversified activities or concerning the ownership of both water and electric utility operations by Regulated Sub. The reorganization will have to be reviewed and approved by the CPUC before it can proceed. Following the reorganization, the CPUC will oversee on a comprehensive basis the activities of Regulated Sub, including its dealings with NEWCO and other NEWCO subsidiaries.

         In 1995, the California legislature amended section 854 of the Public Utilities ("PU") Code to make it clear that the formation of a public-utility holding company

--------

    (5) Accordingly, there are a number of legislative initiatives under way to repeal the Act in substantial part and transfer authority to review corporate books and records to the Federal Energy Regulatory Commission and the States. Pending congressional action on these repeal initiatives, the Commission has liberalized its application of the Act. For example, the Commission has allowed registered systems broader latitude to engage in unregulated activities outside of their service territories. See Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities; Exemption of Capital Contributions and Advances to Such Companies, 62 Fed. Reg. 7900 (Feb. 20, 1997).

requires the prior approval of the CPUC. In addition, the legislature set out in section 854 certain findings that the CPUC must make, and certain criteria it must consider, before permitting a merger, acquisition, or reorganization that involves an electric, gas, or telephone utility with gross annual revenues exceeding $500 million.(6) For reorganizations involving smaller utilities such as SCWC, the CPUC imposes two fundamental requirements: (1) there must be a valid business purpose for the reorganization, and (2) the reorganization and future operations must be conducted "pursuant to conditions that will be adequate to protect the public interest." In re Roseville Telephone Company, 1996 Cal. PUC LEXIS 811 at *10 (1996). Accordingly, as the CPUC has itself observed, "[t]he recent history of utility reorganizations into holding companies has been a history of conditions." In re San Diego Gas & Electric Company, 1995 Cal. PUC LEXIS 931 at *15 (1995).

         In framing the conditions it imposes upon a reorganization, the CPUC attempts to "strike the balance that will allow easing our oversight of competitive and unregulated enterprises of affiliates while retaining our ability effectively to regulate utility operations." Id. at *16. In so doing, the CPUC is mindful of "the long history of the holding company form of organization leading up to the passage of [PUHCA]." Id. at *10. Consequently, the CPUC has focused heavily on the issue of affiliate transactions, and normally sets pricing standards for such transactions in its orders approving the formation of a holding company.(7) The CPUC also requires that the new holding company give priority to the capital needs of its utility subsidiaries, and that each utility maintain a balanced capital structure.(8)

         The PU Code assures the CPUC access to the books and records of the affiliates of California utilities, as well as to the books and records of the utilities themselves, to the extent necessary to monitor affiliate transactions.
Section 314(b) of the PU Code provides that the CPUC may inspect the accounts, books, papers, and documents of any business that is a subsidiary or affiliate of an electric, gas, or telephone utility with respect to any affiliate transaction that "might adversely affect the interests of the ratepayers" of the utility. In addition, section 587 requires electric, gas, and telephone utilities to file annual reports on

--------

    (6) The full text of section 854 is set forth in the attached Exhibit G, along with other pertinent sections of the PU Code.

    (7) In the San Diego order, for example, the CPUC accepted the utility's proposal that all non-tariffed services provided by the new utility subsidiary to any affiliate would be priced at the higher of market or fully loaded costs with a 5% markup. San Diego order at *34-35.

    (8) See, e.g., San Diego at *25, 72; Roseville at *47-48.

affiliate transactions; and section 797 requires the CPUC to audit periodically "all significant transactions" with utility affiliates.(9)

         The CPUC has implemented sections 587 and 797 in part by adopting detailed regulations governing the reporting of affiliate transactions by all electric, gas, and telephone utilities. See In re Reporting Requirements for Electric, Gas, and Telephone Utilities Regarding Their Affiliate Transactions, 48 CPUC2d 163 (1993), 1993 Cal. PUC LEXIS 80 ("Affiliate Transactions Rule").(10) The Affiliate Transactions Rule requires each such utility to file an annual report that describes its organizational structure, its accounting procedures and conventions, all affiliate contracts involving the provision of goods or services valued at more than $5,000, and any internal audits that were conducted. In addition, the report must include data in table format on all affiliate transactions during the reporting period, other than the provision of tariffed utility services. The utility must also report the guarantee of any debt obligation of an affiliate and any employee transfer to an affiliate. Each report must include the quarterly and annual financial statements of the holding company, including consolidating work papers of the holding company and its subsidiaries, and must disclose the utility's proportionate share of the holding company's (1) total assets, (2) total operating revenues, (3) operating and maintenance expenses, and (4) number of employees.

         The foregoing provisions of State law and the comprehensive regulatory oversight by the CPUC provide sufficient safeguards to assure that the contemplated reorganization will not be detrimental to the public interest or the interests of investors or consumers. As noted above, the reorganization itself will not proceed unless expressly permitted by the CPUC. Furthermore, once the reorganization is accomplished, the CPUC will regulate the activities of Regulated Sub within the holding company system in a comprehensive fashion.

IV.      REQUEST FOR RELIEF

         For the reasons stated above, the Company requests an order granting NEWCO an exemption under section 3(a)(1) of the Act, pursuant to which NEWCO and each of its subsidiaries will be exempt from all provisions of the Act, except section 9(a)(2).

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     (9) Full-text copies of sections 314, 587, and 797 are included in
Exhibit G hereto.

     (10)A copy of the Affiliate Transactions Rule, as amended in 1993, is reproduced in Exhibit H hereto.

ITEM 5.  PROCEDURE

         SCWC requests action on this application within 40 days of this filing. SCWC agrees that the Division of Investment Management may assist in the preparation of the Commission's decision. SCWC does not anticipate that a recommendation from a hearing officer or any other responsible officer of the Commission outside the Division of Investment Management will be necessary, and requests that the Commission not refer the application to a hearing officer or other officer of the Commission. SCWC requests that there not be a 30 day waiting period between the issuance of the Commission's order and the date on which it is to become effective, so that SCWC may proceed immediately with the reorganization.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS


--------------------------------------------------------------------------------------------------------
No.                                     DESCRIPTION                             METHOD OF FILING
--------------------------------------------------------------------------------------------------------
A-1                                     Articles of Incorporation               To be filed with Rule 24
                                        of  NEWCO                               certificate
--------------------------------------------------------------------------------------------------------
A-2                                     Bylaws of NEWCO                         To be filed with Rule 24
                                                                                certificate
--------------------------------------------------------------------------------------------------------
A-3                                     Articles of Incorporation               To be filed with Rule 24
                                        of Regulated Sub                        certificate
--------------------------------------------------------------------------------------------------------
A-4                                     Bylaws of Regulated Sub                 To be filed with Rule 24
                                                                                certificate
--------------------------------------------------------------------------------------------------------
B-1                                     Plan of Reorganization                  Filed herewith
--------------------------------------------------------------------------------------------------------
C-1                                     Registration Statement                  To be filed with Rule 24
                                        for NEWCO on Form S-4                   certificate
--------------------------------------------------------------------------------------------------------
D-1                                     Application to CPUC for                 To be filed with Rule 24
                                        approval of reorganization              certificate
--------------------------------------------------------------------------------------------------------
D-2                                     Order of CPUC approving                 To be filed with Rule 24
                                        reorganization                          certificate
--------------------------------------------------------------------------------------------------------
E                                       Maps                                    Not applicable
--------------------------------------------------------------------------------------------------------
F-1                                     Preliminary opinion of                  Filed herewith
                                        counsel
--------------------------------------------------------------------------------------------------------
F-2                                     "Past-tense" opinion of                 To be filed with Rule 24
                                        counsel                                 certificate
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
G                                       Excerpts from the                       Filed with original Form
                                        California Public Utilities             U-1 as Exhibit A, hereby
                                        Code                                    redesignated as Exhibit G
--------------------------------------------------------------------------------------------------------
H                                       California Public Utilities             Filed with the original
                                        Commission Rules                        Form U-1 as Exhibit B,
                                        Governing the Reporting                 hereby redesignated as
                                        of Transactions by                      Exhibit H
                                        Electric, Gas, and
                                        Telephone Utilities with
                                        Their Affiliates
--------------------------------------------------------------------------------------------------------


         This application does not require Commission action under section 6, 7, 9, 10, or 12 of the Act, because SCWC is not seeking approval of a transaction. Therefore, there are no financial statements included with this application.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                    SOUTHERN CALIFORNIA WATER COMPANY

Date:  April 16, 1997               By:       /s/     McClellan Harris III

                                            McClellan Harris III
                                            Vice President and Treasurer

             Filings Under the Public Utility Holding Company Act of
                            1935, as amended ("Act")

                       SECURITIES AND EXCHANGE COMMISSION

                             Release No. 35-_______

                                 April __, 1997

   Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________ ___, 1997, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


Southern California Water Company (70-9013 )

         On April 16, 1997, Southern California Water Company ("SCWC"), 630 East Foothill Boulevard, San Dimas, California 91773, an electric utility company not currently subject to the Act, filed an amendment to its application-declaration under section 3(a)(1) on behalf of its future holding company ("NEWCO"). SCWC requests an order granting NEWCO and each of its subsidiaries an exemption from all provisions of the Act, except Section 9(a)(2) thereof.

                                   EXHIBIT B-1
                           TO FORM U-1 (AS AMENDED) OF
                        SOUTHERN CALIFORNIA WATER COMPANY


                             Plan of Reorganization


         PROPOSED RESTRUCTURING

         Southern California Water Company ("SCWC") proposes to reorganize into a holding company structure. Under such a structure, SCWC will be a separate subsidiary of a newly-formed parent holding company ("ParentCo"), with the present holders of all of the SCWC Common Shares becoming holders of all of ParentCo's Common Shares. As part of the restructuring, SCWC will also transfer to ParentCo all of the capital stock of its sole subsidiary, Cal Cities Water Company ("Cal Cities"), currently owned by SCWC, with Cal Cities thereby becoming a wholly-owned subsidiary of ParentCo. Finally, it is intended that one or more additional wholly-owned subsidiaries of ParentCo will be formed.

         IMPLEMENTATION OF RESTRUCTURING

         The restructuring will be effected through a reverse triangular merger, which is widely used in corporate restructurings. Prior to such merger, SCWC will cause ParentCo and an additional company ("MergeCo") to be incorporated under California law, with SCWC owning all of the outstanding stock of ParentCo, and ParentCo owning all of the outstanding stock of MergeCo. Neither ParentCo nor MergeCo will conduct any business or own any assets prior to the merger. In the merger, MergeCo will be merged with and into SCWC, with SCWC to be the surviving corporation. Pursuant to the merger, all of the outstanding SCWC Common Shares will be converted into new ParentCo Common Shares on a share-for-share basis. It is presently expected that the holders of all of the issued and outstanding SCWC Preferred Shares prior to the merger will continue to hold such shares in SCWC after the merger and will not receive any shares of the capital stock of ParentCo. Alternatively, however, SCWC may also cause such shares to be exchanged in the merger for like shares of ParentCo.

         In connection with the restructuring, it is contemplated that SCWC will transfer to ParentCo its ownership interests in its sole subsidiary, Cal Cities, thereby making Cal Cities a wholly-owned subsidiary of ParentCo.

                                   EXHIBIT F-1
                           TO FORM U-1 (AS AMENDED) OF
                        SOUTHERN CALIFORNIA WATER COMPANY

                       [O'Melveny & Myers LLP Letterhead]






                                      April
                                      1st
                                      1 9 9 7









                                                              814,675-407
                                                                   LA1-739998.V2





Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

                  Re: Form U-1 Application Filed by Southern California Water Company of March 6, 1997

Ladies and Gentlemen:

                  We have been requested by Southern California Water Company ("SCWC") to provide you with our legal opinion with respect to California law as it applies to the matters referred to in paragraph F of Instructions to Exhibits of Form U-1 under the Public Utility Holding Company Act of 1935 (the "Act") with respect to the application filed under the Act on Form U-1 by SCWC as Appendix II to its application for an order under Section 3(a)(1) of the Act.

                  As such counsel, we have examined, among other things, copies identified or certified to our satisfaction as being true copies of the following documents:

                  A. Restated Articles of Incorporation of SCWC as presently in effect.
                  B.       SCWC's Bylaws as presently in effect.
                  C. Evidence as to the good standing of SCWC under the laws of the State of California.
                  D.       The Form U-1 filed by SCWC ("Form U-1").

                  SCWC has advised us and we are assuming that the transaction with respect to which Form U-1 was filed, to the extent pertinent to this opinion, is as described in this paragraph. SCWC is a California corporation. SCWC plans the formation of a holding company ("Newco") to be incorporated in California. Newco is to have as its subsidiary SCWC, which would continue to operate its regulated utility businesses exclusively in California, as well as an additional wholly-owned subsidiary ("Unregulated Sub"), which would engage in various unregulated businesses related to SCWC's core water utility business. An additional wholly-owned subsidiary of Newco ("Out-of-State Water Sub") may be formed for the purpose of acquiring and owning non-California water utility operations.

                  Based upon the foregoing, and subject to SCWC taking certain proceedings in connection with its participation in the foregoing transaction as contemplated by us, it is our opinion that, in the event the proposed transaction is consummated as described above:

                  1. All laws of the State of California applicable to the proposed transaction will have been complied with.
                  2. SCWC is and Newco will be duly incorporated and validly existing under the laws of the State of California.
                  3. Insofar as the laws of the State of California are concerned, Newco will legally acquire all of the securities of each of SCWC, Regulated Sub and Out-of-State Water Sub that Newco is required to acquire in connection with the transaction.
                  4. The stock of SCWC, Regulated Sub and Out-of-State Water Sub to be acquired by Newco, as well as the stock of Newco to be issued in connection with the proposed transaction, will in each case be validly issued, fully paid and non-assessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the charter or other documents defining such rights and privileges.
                  5. Insofar as the laws of the State of California are concerned, the consummation of the proposed transaction will not violate the legal rights of the holders of any stock of SCWC, or the rights of the holders of any securities issued by any "associate company" of SCWC as defined in the Act.

                  Our opinion expressed in paragraph 5 above is limited to our knowledge of the matters set forth in the Restated Articles of Incorporation and Bylaws of SCWC, each as presently in effect, and to the applicable laws of the State of California.

                  We express no opinion concerning (i) federal securities laws or regulations or such laws or regulations of any state other than California,
(ii) federal or state antitrust, unfair competition or trade practice laws or regulations, (iii) pension and employee benefit laws and regulations, or (iv) compliance with fiduciary requirements.

                  We hereby consent to the use of this opinion as an exhibit to Form U-1.

                                                 Respectfully submitted,

                                                 /s/ O'Melveny & Myers LLP